FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   November 26, 2004

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

SEPTEMBER 30, 2004

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at September 30, 2004 and the statements of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada

November 15, 2004

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

EXPENSES

Management fees	$34,500	18,000	$103,500	54,000
Advertising	9,092	300	35,782	964
Office and general	5,170	9,137	35,709	45,105
Legal	15,806	5,912	34,219	46,393
Promotion and travel	3,162	4,159	23,363	19,957
Accounting	2,300	8,998	16,925	23,068
Filing fees	11,650	495	16,650	5,995
Investor relations	5,904	529	11,504	2,377
Rent	2,670	3,600	9,750	14,331
Consulting	-	9,602	9,000	35,489
Transfer agent fees	1,141	1,058	5,343	5,819
Property evaluation cost	-	-	-	2,717
Insurance	-	-	-	2,188

	91,395	61,790	301,745	258,403

Loss before other items	(91,395)	(61,790)	(301,745)	(258,403)

OTHER ITEMS

Gain on sale of interest in mineral property	12,049	20,049	12,049	20,049
Interest income	2,734	10,037	10,001	16,962
Write-down of marketable securities	-	-	(12,750)	-

	14,783	30,086	9,300	37,011

Loss before income taxes	(76,612)	(31,704)	(292,445)	(221,392)

Income taxes	-	-	(1,866)	-

NET LOSS	(76,612)	(31,704)	(294,311)	(221,392)

Deficit, beginning of period	(3,590,042)	(3,108,752)	(3,372,343)	(2,919,064)

DEFICIT, end of period	$(3,666,654)	(3,140,456)	$(3,666,654)	(3,140,456)

LOSS PER SHARE - BASIC	$(0.01)	0.00	$(0.02)	(0.02)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	13,167,616	9,573,616	13,167,616	8,898,216

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	September 30,	December 31,
	2004	2003

ASSETS
Current
Cash	$260,874	1,035,013
Marketable securities	29,159	23,250
Accounts receivable - other	25,915	52,476
	315,948	1,110,739
Mineral properties [Note 3]	1,039,416	606,984
	$1,355,364	1,717,723
LIABILITIES
Current
Accounts payable	$30,935	98,983

SHAREHOLDERS' EQUITY
Share capital [Note 4]	4,879,083	4,879,083
Contributed surplus	112,000	112,000
Deficit	(3,666,654)	(3,372,343)
	1,324,429	1,618,740
	$1,355,364	1,717,723

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"                                                 "CARL R. JONSSON"

Director                                                                            Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

			,
	Three months ended September 30,		Nine months ended September 30
	2004	2003	2004	2003

OPERATIONS

Net loss	$(76,612)	(31,704)	$(294,311)	(221,392)
Less item not involving cash:
Write-down of marketable securities	-	-	12,750	-
Gain on sale of interest in mineral property	(12,049)	(20,049)	(12,049)	(20,049)

	(88,661)	(51,753)	(293,610)	(241,441)

Changes in non-cash working capital balances:
Decrease (increase) in
accounts receivable - other	(11,248)	(27,305)	26,561	(25,920)
Increase (decrease) in accounts payable	12,306	2,447	(68,047)	8,942

	(87,603)	(76,611)	(335,096)	(258,419)

FINANCING

Shares issued for cash	-	(1,260)	-	284,154

	-	(1,260)	-	284,154

INVESTING

Proceeds on the sale of interest in
mineral property	5,000	15,000	5,000	15,000
Purchase of marketable securities	-	-	(6,659)	-
Exploration expenditures	(107,751)	-	(437,384)	(85,192)

	(102,751)	15,000	(439,043)	(70,192)

Decrease in cash	(190,354)	(62,871)	(774,139)	(44,457)

Cash, beginning of period	451,228	573,270	1,035,013	554,856

CASH, end of period	$260,874	510,399	$260,874	510,399

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2004

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  CHANGE IN ACCOUNTING POLICY

The Company has adopted CICA 3063 "Impairment of Long-Lived Assets". This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including mineral properties and deferred exploration costs. The standard was applied prospectively effective January 1, 2004 and did not have a material impact on the Company's financial position or results of operations.

3.  MINERAL PROPERTIES

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning of period	$25,000	4,952	29,952
Reduction in costs due to sale of interest (see note below)	-	(4,952)	(4,952)

Balance, end of period	25,000	-	25,000

Exploration costs
Balance, beginning of period	$577,032	-	577,032
Expenditures for period
Drilling	270,846	-	270,846
Support	69,349	-	69,349
Consulting	64,897	-	64,897
Assays	26,847	-	26,847
Field vehicles	2,750	-	2,750
Core facility	2,200	-	2,200
Surveying and linecutting	495	-	495

Balance, end of period	1,014,416	-	1,014,416

	$1,039,416	-	1,039,416

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

Nine months ended September 30, 2004

Unaudited - See Notice to Reader

3.  MINERAL PROPERTIES (continued)

Michaud gold property, Ontario, Canada - On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").  The Property is divided into two areas:

The Company can earn a 60% interest in the first area by:

(a)

expending a minimum of $500,000 on exploration of the Property by December 31, 2003 (completed);

(b)     expending a minimum of $1,000,000 on exploration of the Property by May 15, 2005; and,

(c)     completing a bankable feasibility study on the Property by May 15, 2007. The Company can extend the due date for the feasibility study by up to three years by paying cash (or an equivalent number of shares) to Moneta as follows:

          $50,000 on or before May 15, 2007; $150,000 on or before May 15, 2008; $250,000 on or before May 15, 2009.

The Company can earn up to a 70% interest in the second area by:

(a)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2004, which has been completed, to earn a 50% interest; and,

(b)         giving notice to Moneta by December 31, 2004 and expending a minimum of $2,750,000 on exploration of the Property by May 15, 2007 to earn an additional 20% interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company granted Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims.

Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

	Cash	Share	Property
Due Date	Payment	Issuance	Expenditure

September 26, 2003 (received)	$15,000	75,000	$-
September 26, 2004 (received)	5,000	75,000	-
January 1, 2005	-	-	100,000
September 26, 2005	5,000	100,000	-
January 1, 2006	-	-	250,000
January 1, 2007	-	-	500,000

	$25,000	250,000	$850,000

The 75,000 shares of Resolve received by the Company during the period ended September 30, 2004 were recorded at their market value of $12,000.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

Nine months ended September 30, 2004

Unaudited - See Notice to Reader

4.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

		2004			2003
	Number		Amount	Number		Amount

Balance, beginning of period	13,167,616		$4,879,083	8,038,616		$3,876,123

Shares issued for cash and other:
Private placements	-		-	4,994,000		1,101,380
Agent's fee	-		-	135,000		-
Finders fee	-		-	-		25,000
Share issue costs	-		-	-		(123,420)

Balance, end of period	13,167,616		$4,879,083	13,167,616		$4,879,083

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding		Outstanding
Exercise	December 31,			June 30,
Price	2003	Issued	(Expired)	2004	Expiry date

$0.40	2,823,167	-	(2,823,167)	-	May 17, 2004
$0.40	1,151,500	-	(1,151,500)	-	May 17, 2004
$0.40	789,933	-	(789,933)	-	May 17, 2004
$0.40	633,333	-	(633,333)	-	May 30, 2004
$0.27	1,064,000	-	-	1,064,000	October 29, 2004
$0.28	2,431,800	-	-	2,431,800	April 30, 2005

	8,893,733	-	(5,397,933)	3,495,800

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

Nine months ended September 30, 2004

Unaudited - See Notice to Reader

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The changes in stock options for the period ended September 30, 2004 were as follows:

	Options	Weighted Average Exercise Price
Outstanding, beginning and end of period	1,305,000	$ 0.29

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2004:

Exercise Price	Number Outstanding	Remaining
Per Share	At September 30, 2004	Contractual life

$0.28	565,000	2.67 years
$0.30	740,000	4.10 years

No options were granted during the period and therefore no stock compensation expense has been recorded.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $34,219 with a law firm of which a director is a principal.  Accounts payable includes $17,881 due to the law firm.

The Company incurred management fees of $81,000 and equipment rental charges of $7,551 from a company owned by a director and management fees of $22,500 from a company owned by another director.

Accounts payable includes $1,308 due to a company owned by a director.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS (continued)

Nine months ended September 30, 2004

Unaudited - See Notice to Reader

8.  SUBSEQUENT EVENTS

The Company has agreed with Canaccord Capital Corporation to complete a brokered private placement of up to 10,000,000 Units at a price of $0.22 per Unit, to provide the Company with gross proceeds of $2,200,000. Each Unit will consist of one share and one-half of a 12-month warrant. One full warrant will entitle the holder to purchase an additional non flow-through share at $0.25 per share. The non flow-through Unit price will continue at $0.22 per Unit. Where purchasers buy flow-through Units the price will be $0.25 per Unit. Up to 5,000,000 Units may be sold as flow-through Units.

9.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year's presentation.

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED NOVEMBER 22, 2004

To be read in conjunction with the unaudited mid-year financial statements prepared to September 30, 2004 of Acrex Ventures Ltd. ("Company").

1.

Overall Performance

Michaud, Ontario property

In July, the Company initiated - and carried out - a small diamond drilling programme which consisted of 3 holes and the deepening of a previously drilled hole.  The expenditures on the programme brought the Company's total expenditures on the Michaud property to in excess of $1,000,000 - as a result of which the Company earned its 50% joint venture interest in the property - excluding the portion of the property containing the Southwest Zone.  Assaying of the holes was completed and assay results were announced.  The results are considered very encouraging by Management and the decision has been made to continue work on the property, subject to the availability of financing.

In the period since the completion of the drill programme the Company has been in negotiations with Moneta Porcupine Mines Inc. to settle a formal joint venture agreement with it.

The Company obtained an updated geological report from Mr. Hank Meixner, P.Geo. dated April 8, 2004 which contains recommendations for additional work - including drilling - on the Michaud property.  It is Management's hope to initiate that work during the forthcoming winter season.

Financing

Primarily to fund additional work on the Michaud property, the Company has entered into an Agency Agreement with Canaccord Capital Corporation to do a best efforts Unit private placement to raise gross proceeds of $2,200,000.  Each Unit will consist of 1 share of the Company and one-half of a 12-month warrant.  One full warrant will entitle the holder to purchase an additional non flow-through share at $0.25 per share.  Units sold on a non flow-through basis will be sold at $0.22 per Unit, and Units sold on a flow-through basis will be $0.25 per Unit.  Up to 5,000,000 Units may be sold as flow-through Units.  If the offering is fully sold and no flow-through Units are sold a total of 10,000,000 Units will be issued.

2.

Financial Information

As at the close of business on September 30, 2004 the Company had working capital of $255,854.

The Company has not issued any shares or other securities during the period since the beginning of the quarter – i.e. July 1, 2004.  Share purchase warrants entitling the holders to purchase 1,064,000 shares - which had not been exercised - expired October 29, 2004.  The Company now has outstanding previously issued share purchase warrants entitling the purchase of 2,431,800 shares at $0.28 per share exercisable until April 30, 2005.

The Company's monthly expenses which averaged, during the quarter, approximately $30,500 per month - an increase of approximately 50% over the expenses incurred in the same quarter of calendar 2003 - but which are marginally less than the average monthly expenses incurred during the whole of 2004.  The decline in the Company's working capital from the June 30, 2004 figure of $464,424 is as a result of the expenses incurred during the quarter and the Michaud property exploration expenses which were booked during the quarter.

3.

Other Information

Additional information relating to the Company – including the Company's most recent Annual Information Form dated April 26, 2004 and the Company's Management Discussion and Analysis dated May 31, 2004 and July 31, 2004 – have been filed on SEDAR and is available at www.sedar.com.  Information about the Company may also be seen on its website at www.acrexventures.com.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I T.J. Malcolm Powell, the Chief Executive Officer of ACREX VENTURES LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Acrex Ventures Ltd., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 22, 2004

     /s/ T.J. Malcolm Powell

T.J. Malcolm Powell

Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I Carl R. Jonsson, the Chief Financial Officer of ACREX VENTURES LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Acrex Ventures Ltd., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   November 22, 2004

  "Carl R. Jonsson"

_______________________

Carl R. Jonsson

Chief Financial Officer